Zoe Securities, LLC
Statement of Financial Condition

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71111

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __ZOE SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__666 THIRD AVE, 6TH FLOOR__
                                        (No. and Street)

__NEW YORK__	__NY__	__10017__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__PHYLLIS CHIN__	__212-751-4422__	__phyllis.chin@zoefin.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Citrin Cooperman & Company, LLP__
                        (Name – if individual, state last, first, and middle name)

__50 Rockefeller Plaza__	__New York__	__NY__	__10020__
(Address)	(City)	(State)	(Zip Code)

__11/02/2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajesh Gaur _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zoe Securities, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Rajesh Gaur*

Title:
Head of BD

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Zoe Securities, LLC
Index
December 31, 2025




Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Zoe Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zoe Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Zoe Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Zoe Securities, LLC's management. Our responsibility is to express an opinion on Zoe Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Zoe Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Zoe Securities, LLC's auditor since 2023.
New York, New York
March 27, 2026

Zoe Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	337,286
Receivable from clearing organization		219,623
Securities owned, at fair value		371
Other assets		48,471
Total Assets	$	605,751

Liabilities and Member's Equity

Liabilities

Due to Parent	$	244,299
Accrued expenses		11,404
Total Liabilities		255,703

Member's Equity 350,048

Total Liabilities and Member's Equity	$	605,751

The accompanying notes are an integral part of this financial statement.

Zoe Securities, LLC
Notes to the Financial Statement
December 31, 2025

1. Nature of the Business

Zoe Securities, LLC (the "Company") is a wholly-owned subsidiary of Zoe Financial, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company acts as an introducing broker and effects transactions for customers of the Parent, an SEC registered investment advisor. The Company clears its activity through an unaffiliated clearing firm, Apex Clearing Corporation ("Clearing Organization") on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. Summary of Significant Accounting Policies

Basis of accounting
The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash
Cash consists of cash held at a financial institution which at times may exceed federally insured limits.

Uses of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Other Assets
Other assets represent fees paid in advance to regulatory bodies or service providers, most of which relates to FINRA membership renewal, and fees to vendors for services.

Receivable from Clearing Organization
The Company clears customer transactions through the Company's fully disclosed clearing agent. Amounts receivable from the clearing broker are net amounts due from the clearing broker for fees and commissions. The Company's balances at the clearing broker shall at times contain cash, securities or a combination of both. The Company maintains a minimum deposit of $125,000 with the clearing broker. The availability of these funds to the Company is governed by the agreements with the clearing organization and may vary depending on agreement requirements.

Income Taxes
As a wholly-owned limited liability company, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state

income taxes.

At December 31, 2025, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors.

The Company has elected not to allocate a portion of the consolidated amount of current and deferred tax expense from the Parent to the Company.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value due to their short-term nature.

In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The fair value of the Company's securities owned, at fair value is based upon third party pricing sources. The prices supplied by third party pricing sources are reviewed by the Company's management to ensure they are consistent with other comparable instruments and prices calculated from observable market interest rates.

Accrued Expenses

The Company has accrued expenses that represent payments due for outside services.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer that will generate brokerage revenue. The Company has identified its Head of BD as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described

in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

3. Related Party Transactions

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from the Parent. The Company shares office facilities, employees, and personnel costs with its Parent. The Parent allocates costs to the Company that are clearly applicable to the operations of the Company. In addition, the Parent assists the Company by paying all invoices received from vendors and third parties on the Company's behalf. As of December 31, 2025, the Company had an outstanding balance of $244,299, which is included as due to Parent in the statement of financial condition.

4. Risks, Concentrations and Uncertainties

As of December 31, 2025, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Corporation insurance limits amounted to $87,286. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

The Company is engaged in trading and brokerage activities with the Clearing Organization. In the event the Clearing Organization does not fulfill its obligations, the Company may be exposed to risk.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2025, net capital of $301,521, exceeded the required net capital minimum of $17,047 by $284,474. Aggregate indebtedness at December 31, 2025 totaled $255,703. The ratio of aggregate indebtedness to net capital was 0.85 to 1.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii).

7. Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statement or their notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.

8. Liquidity

The Company incurred net losses since its inception as it is in the early stage of its operations, having only formed in 2023. Since inception, operating expenses necessary to operate the business have exceeded revenues generated. Based on its relationship with the Parent and the Parent's historical practice of providing financial support, management believes that the Company will have sufficient liquidity and capital resources to fund operations and meet regulatory obligations for at least the next twelve months. The Parent has provided a written commitment to fund the Company as needed for at least twelve months from the issuance date and has the financial ability to do so. Based on this support, management expects the Company to meet its obligations as they come due, and the financial statements have been prepared on a going concern basis.

9. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through March 27, 2026, the date that the financial statement was issued, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement.